Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands, except per share amounts)

	2013	2012	2011	2010	2009

Computation of Earnings Per Share – Basic
Earnings From Continuing Operations Attributable to Esterline, Net of Tax	$166,034	$112,535	$133,087	$130,039	$105,568
Earnings (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	(1,300)	0	(47)	11,881	14,230

Net Earnings Attributable to Esterline	$164,734	$112,535	$133,040	$141,920	$119,798

Weighted Average Number of Shares Outstanding – Basic	31,173	30,749	30,509	29,973	29,717

Earnings (Loss) Per Share Attributable to Esterline – Basic:
Continuing operations	$5.32	$3.66	$4.36	$4.34	$3.55
Discontinued operations	(.04)	.00	.00	.39	.48

Earnings (Loss) Per Share Attributable to Esterline – Basic	$5.28	$3.66	$4.36	$4.73	$4.03

Computation of Earnings Per Share – Diluted
Earnings From Continuing Operations Attributable to Esterline, Net of Tax	$166,034	$112,535	$133,087	$130,039	$105,568
Earnings (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	(1,300)	0	(47)	11,881	14,230

Net Earnings Attributable to Esterline	$164,734	$112,535	$133,040	$141,920	$119,798

Weighted Average Number of Shares Outstanding	31,173	30,749	30,509	29,973	29,717
Net Shares Assumed to be Issued for Stock Options and RSUs	565	533	645	504	234

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,738	31,282	31,154	30,477	29,951

Earnings (Loss) Per Share Attributable to Esterline – Diluted:
Continuing operations	$5.23	$3.60	$4.27	$4.27	$3.52
Discontinued operations	(.04)	.00	.00	.39	.48

Earnings (Loss) Per Share Attributable to Esterline – Diluted	$5.19	$3.60	$4.27	$4.66	$4.00